EXHIBIT 99.1

RADA Electronic Industries Ltd. Press Release

RADA Avionics Products Integrated in IAI Heron TP

Netanya, Israel, July 05, 2016 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA) announced today, Following publications in the Israeli press regarding the potential transaction of Israel Aerospace Industries’ (IAI) Heron TP Unmanned Aerial System (UAS), RADA confirms that the Heron TP is equipped with several RADA made avionics units that are integrated into its’ avionics suite.

RADA has supplied units for previous Heron TP orders over the past several years. No firm order has been received by RADA to date as part of the above-mentioned transaction; however, the Company believes that should it be carried out; it would potentially generate considerable revenue for RADA.

According to Zvi Alon, RADA's CEO, "RADA has invested significant resources over past decade to develop and integrate state-of-the-art avionics for UAVs, including aboard the Heron TP, and we are looking forward to benefiting from the sales of these systems.”

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com